Filed Pursuant to Rule 424(b)(5)

Registration Statement #333-98523
and Registration Statement #333-115248
Prospectus Supplement
(To prospectus dated May 24, 2004)

$135,000,000

National Rural Utilities

Cooperative Finance Corporation

5.95% Subordinated Notes Due 2045

(Subordinated Deferrable Interest Notes)

This is a public offering by National Rural Utilities Cooperative Finance Corporation of $135,000,000 of 5.95% subordinated notes due February 15, 2045 (the “notes”). Interest is payable on February 15, May 15, August 15 and November 15 of each year, beginning May 15, 2005.

The notes are redeemable at the option of National Rural Utilities Cooperative Finance Corporation, in whole or in part, on or after February 15, 2010, at 100% of the principal amount plus accrued interest through the redemption date.

The notes should be delivered on or about February 16, 2005. The notes will be issued in the form of one or more fully registered global securities in denominations of $25 and any integral multiple thereof which will be deposited with, or on behalf of, The Depository Trust Company.

National Rural Utilities Cooperative Finance Corporation will apply to have the notes listed on the New York Stock Exchange. Trading of the notes on the New York Stock Exchange is expected to begin within a 30-day period after the initial delivery of the notes.

	5.95% Subordinated
	Deferrable Interest Notes

	Per Note	Total

Public Offering Price(1)	100.00%	$135,000,000
Underwriting Discount(2)	3.15%	$4,252,500
Proceeds to National Rural Utilities Cooperative Finance Corporation(3)	96.85%	$130,747,500

(1)	Plus accrued interest, if any, from February 16, 2005.

(2)	For sales to certain institutions, the underwriting discount will be 2.00% per note. To the extent of such sales, the total underwriting discount will be less than the amount set forth above.

(3)	Before deducting expenses payable by National Rural Utilities Cooperative Finance Corporation estimated at $100,000.

Investing in the notes involves certain risks, including those described in the “Risk Factors” section beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UBS Investment Bank

Senior Co-Managers

Lehman Brothers	Merrill Lynch & Co.

Co-Managers

ABN AMRO Incorporated	Banc of America Securities LLC	JPMorgan

February 9, 2005

      You should rely only on the information contained or incorporated by reference in this prospectus supplement or the attached prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this prospectus supplement or the attached prospectus is accurate as of any date other than the date on the front cover of the document. We are not making an offer of these notes in any state where the offer is not permitted.

TABLE OF CONTENTS

Prospectus Supplement

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus supplement incorporates by reference the documents listed below that National Rural Utilities Cooperative Finance Corporation (“CFC” or “the Company”) previously filed with the Securities and Exchange Commission. They contain important information about CFC:

•	Annual Report on Form 10-K for the year ended May 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended August 31, 2004 and November 30, 2004; and

•	Current Reports on Form 8-K filed on June 14, 2004, June 25, 2004, July 22, 2004, August 25, 2004, November 3, 2004, November 15, 2004 and February 4, 2005.

      CFC incorporates by reference additional documents that it may file with the SEC between the date of this prospectus supplement and the termination of the offering of the notes. You may request a copy of these filings from CFC at the address provided in the accompanying prospectus.

      See “Where You Can Find More Information About National Rural Utilities Cooperative Finance Corporation” in the accompanying prospectus.

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

      CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in April 1969. The principal purpose of CFC is to provide its members with a source of financing to supplement the loan programs of the Rural Utilities Service (“RUS”) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also provides its members with credit enhancements in the form of letters of credit and guarantees of debt obligations. CFC is exempt from payment of federal income taxes under the provisions of Section 501(c)(4) of the Internal Revenue Code. CFC is a not-for-profit member-owned finance cooperative, thus its objective is not to maximize its net margins, but to offer its members the lowest cost financial services consistent with sound financial management.

      Rural Telephone Finance Cooperative (“RTFC”) was incorporated as a private cooperative association in the state of South Dakota in September 1987 and was created for the purpose of providing and/or arranging financing for its rural telecommunications members and their affiliates. Effective June 1, 2003, RTFC’s results of operations and financial condition have been consolidated with those of CFC in the incorporated financial statements. CFC is the sole lender to and manages the affairs of RTFC through a long-term management agreement. Under a guarantee agreement, CFC has agreed to reimburse RTFC for loan losses. RTFC is headquartered with CFC in Herndon, Virginia. RTFC is a taxable entity and takes tax deductions for allocations of net margins as allowed by law under Subchapter T of the Internal Revenue Code. RTFC pays income tax based on its net margins, excluding net margins allocated to its members. Prior to June 1, 2003, RTFC’s results of operations and financial condition were combined with CFC’s.

      National Cooperative Services Corporation (“NCSC”) was incorporated in 1981 in the District of Columbia as a private cooperative association. NCSC provides financing to its members, which include for-profit or non-profit entities that are owned, operated or controlled by or provide substantial benefit to members of CFC. NCSC also markets, through its cooperative members, a consumer loan program for home improvements and an affinity credit card program. Both programs are currently funded by third parties. NCSC’s membership consists of CFC and distribution systems that are members of CFC or are eligible for such membership. Effective June 1, 2003, NCSC’s results of operations and financial condition have been consolidated with those of CFC in the incorporated financial statements. CFC is the primary source of funding to and manages the lending and financial affairs of NCSC through a management agreement which is automatically renewable on an annual basis unless terminated by either party. Under a guarantee agreement effective June 1, 2003, CFC has agreed to reimburse NCSC for losses on loans, excluding the consumer loan program. It is headquartered with CFC in Herndon, Virginia. NCSC is a taxable corporation. NCSC pays income tax based on its net margins for the period.

      Unless stated otherwise, references to the Company relate to the consolidation of CFC, RTFC, NCSC and certain entities controlled by CFC and created to hold foreclosed assets.

      The Company’s consolidated membership was 1,543 as of November 30, 2004 including 897 utility members, the majority of which are consumer-owned electric cooperatives, 507 telecommunications members, 70 service members and 69 associates in 49 states, the District of Columbia and three U.S. territories. The utility members included 826 distribution systems and 71 generation and transmission systems. Memberships between CFC, RTFC and NCSC have been eliminated in consolidation.

      Also see “CFC” beginning on page 3 of the accompanying prospectus.

SELECTED FINANCIAL INFORMATION

      The following table summarizes the Company’s results of operations and fixed charge coverage ratio derived from the Company’s unaudited consolidated financial statements for the six months ended November 30, 2004 and 2003 and the Company’s audited consolidated and combined financial statements for the three years ended May 31, 2004, in each case incorporated herein by reference.

	Six Months Ended		Year Ended
	November 30,		May 31,

	2004	2003	2004	2003	2002

	(Dollar Amounts In Thousands)
Statement of operations data:
Operating income	$528,429	$511,812	$1,005,520	$1,070,875	$1,186,533
Gross margin	73,248	52,182	91,292	140,028	300,695
Derivative cash settlements(A)	13,884	56,568	110,087	122,825	34,191
Derivative forward value(A)	146,646	(185,583)	(229,132)	757,212	41,878
Foreign currency adjustments(B)	(79,072)	(48,577)	(65,310)	(243,220)	(61,030)
Operating margin (loss)	139,610	(156,450)	(194,584)	651,970	78,873
Cumulative effect of change in accounting principle(A)(C)	—	22,369	22,369	—	28,383
Net margin (loss)	$136,905	$(137,322)	$(178,021)	$651,970	$107,256
Fixed charge coverage ratio(D)	1.30	—	—	1.70	1.09
Adjusted fixed charge coverage ratio(D)	1.16	1.19	1.12	1.17	1.12

      The following table summarizes CFC’s balance sheet data derived from CFC’s unaudited consolidated financial statements as of November 30, 2004 and 2003 and CFC’s audited consolidated and combined financial statements as of the three years ended May 31, 2004, in each case incorporated herein by reference.

	As of November 30,		As of May 31,

	2004	2003	2004	2003	2002

	(Dollar Amounts In Thousands)
Balance sheet data:
Loans to members	$19,521,534	$20,484,633	$20,488,523	$19,484,341	$20,047,109
Allowance for loans losses	(573,743)	(522,706)	(573,939)	(511,463)	(478,342)
Total Assets	20,891,395	21,852,920	21,349,572	21,027,883	20,371,335
Long-term debt(E)	16,752,163	15,052,539	16,659,182	16,000,744	14,855,550
Subordinated deferrable debt	550,000	450,000	550,000	650,000	600,000
Members’ subordinated certificates	1,550,725	1,680,974	1,665,158	1,708,297	1,691,970
Minority interest	18,517	21,551	21,165	—	—
Members’ equity(A)	474,341	461,626	483,126	454,376	392,056
Total equity	770,634	717,094	695,734	930,836	328,731
Guarantees	$1,231,002	$1,402,077	$1,331,299	$1,903,556	$2,056,385
Leverage ratio(F)	27.68	31.40	31.57	23.64	67.23
Adjusted leverage ratio(F)	7.15	7.47	7.03	6.65	7.20
Debt to equity ratio(G)	26.09	29.44	29.66	21.59	60.97
Adjusted debt to equity ratio(G)	6.68	6.93	6.54	5.97	6.43

(A)	Derivative cash settlements represent the net settlements received/paid on interest rate and cross currency exchange agreements that do not qualify for hedge accounting under Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities. The derivative forward value represents the change in fair value on exchange agreements that do not qualify for hedge accounting, as well as amortization related to the long-term debt valuation allowance and related to the transition adjustment recorded as an other comprehensive loss on June 1, 2001. The cumulative effect of change in accounting principle for the year ended May 31, 2002 represents the forward value of interest rate and cross currency exchange agreements recorded as a transition adjustment upon adoption of SFAS 133. Members’ equity represents total equity excluding foreign currency adjustments, derivative forward value, cumulative effect of change in accounting principle in 2002 and accumulated other comprehensive income.

(B)	Foreign currency adjustments represent the change in value during the period on foreign denominated debt that is not related to a qualifying hedge under SFAS 133. The foreign denominated debt is revalued at each reporting date based on the current exchange rate as required under SFAS 52, Foreign Currency Translation. To the extent that the current exchange rate is different than the exchange rate at the time of issuance, there will be a change in the value of the foreign denominated debt. The Company enters into foreign currency exchange agreements at the time of each foreign denominated debt issuance to lock in the exchange rate for all principal and interest payments required through maturity.

(C)	The cumulative effect of change in accounting principle for the year ended May 31, 2004 represents the impact of implementing Financial Accounting Standards Board Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, effective June 1, 2003.

(D)	For the six months ended November 30, 2003 and the year ended May 31, 2004, earnings prior to the cumulative effect of change in accounting principle were insufficient to cover fixed charges by $159 million and $200 million, respectively. The fixed charge coverage ratio is calculated by dividing the cost of funds and the net margin prior to the cumulative effect of change in accounting principle by the cost of funds. The adjusted fixed charge coverage ratio excludes the derivative forward value and foreign currency adjustments from net margin, adds back minority interest to net margin and includes the derivative cash settlements in the cost of funds. The adjusted fixed charge coverage ratio is used for internal management purposes and for the purpose of testing covenant compliance under the revolving credit agreements.

(E)	Includes commercial paper reclassified as long-term debt in the amount of $4,650 million and $2,923 million at November 30, 2004 and 2003, respectively, and $4,650 million, $3,951 million and $3,706 million at May 31, 2004, 2003, and 2002, respectively, and excludes $1,358 million, $3,086 million, $2,365 million, $3,061 million and $2,883 million in long-term debt that comes due, matures and/or will be redeemed during the next twelve months, respectively.

(F)	The leverage ratio is calculated by dividing liabilities and guarantees outstanding by total equity. The adjusted leverage ratio excludes derivative liabilities, debt used to fund RUS guaranteed loans, the foreign currency valuation account, subordinated deferrable debt and subordinated certificates from liabilities, uses members’ equity rather than total equity and adds subordinated deferrable debt, subordinated certificates and minority interest to arrive at adjusted equity. The adjusted leverage ratio is used for internal management purposes and for the purpose of testing covenant compliance under the revolving credit agreements.

(G)	The debt to equity ratio is calculated by dividing liabilities by total equity. The adjusted debt to equity ratio excludes derivative liabilities, debt used to fund RUS guaranteed loans, the foreign currency valuation account, subordinated deferrable debt and subordinated certificates from liabilities, uses members’ equity rather than total equity and adds subordinated deferrable debt, subordinated certificates and minority interest to arrive at adjusted equity. The adjusted debt to equity ratio is used for internal management purposes and for the purpose of testing covenant compliance under the revolving credit agreements.

Non-GAAP Financial Measures

      The Company makes certain adjustments to financial measures in assessing its financial performance that are not in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP adjustments fall primarily into two categories: (1) adjustments related to the calculation of the fixed charge coverage ratio, and (2) adjustments related to the calculation of leverage and debt to equity ratios. These adjustments reflect management’s perspective on the Company’s operations, and in several cases adjustments used to measure covenant compliance under its revolving credit agreements, and thus the Company believes these are useful financial measures for investors. For a more complete explanation of these adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in the Company’s Annual Report on Form 10-K for the year ended May 31, 2004 incorporated by reference in this prospectus supplement. Non-GAAP financial measures are referred to as

“adjusted” throughout this document. Reconciliations of these adjusted measures to GAAP financial measures follow.

Adjustments to the Calculation of the Fixed Charge Coverage Ratio

      The following chart provides a reconciliation between cost of funds and net margin and these financial measures adjusted to exclude the impact of derivatives and foreign currency adjustments and to include minority interest in net margin.

	Six Months Ended
	November 30,		Year Ended May 31,

(Dollar amounts in thousands)	2004	2003	2004	2003

Cost of funds	$(455,181)	$(459,630)	$(914,228)	$(930,847)
Adjusted to include: Derivative cash settlements	13,884	56,568	110,087	122,825

Adjusted cost of funds	$(441,297)	$(403,062)	$(804,141)	$(808,022)

Margin (loss) prior to cumulative effect of change in accounting principle	$136,905	$(159,691)	$(200,390)	$651,970
Adjusted to include: Minority interest net margin	1,862	1,219	1,989	—
Adjusted to exclude: Derivative forward value	(146,646)	185,583	229,132	(757,212)
Foreign currency adjustments	79,072	48,577	65,310	243,220

Adjusted net margin	$71,193	$75,688	$96,041	$137,978

      Fixed charge coverage ratio using GAAP financial measures is calculated as follows:

Cost of funds + net margin prior to cumulative effect of change in accounting principle
Fixed charge coverage ratio =
Cost of funds

      Adjusted fixed charge coverage ratio is calculated as follows:

Adjusted cost of funds + adjusted net margin
Adjusted fixed charge coverage ratio =
Adjusted cost of funds

      The following chart provides the calculations for the fixed charge coverage ratio and adjusted fixed charge coverage ratio as follows:

	Six Months
	Ended		Year Ended
	November 30,		May 31,

	2004	2003	2004	2003

Fixed charge coverage ratio(1)	1.30	—	—	1.70

Adjusted fixed charge coverage ratio	1.16	1.19	1.12	1.17

(1)	For the six months ended November 30, 2003 and the year ended May 31, 2004, earnings prior to the cumulative effect of change in accounting principle were insufficient to cover fixed charges by $159 million and $200 million, respectively.

Adjustments to the Calculation of Leverage and Debt to Equity Ratios

      The following chart provides a reconciliation between the liabilities and equity used to calculate the leverage and debt to equity ratios and these financial measures adjusted to exclude the non-cash impacts of derivatives and foreign currency adjustments, to subtract debt used to fund loans that are guaranteed by RUS from total liabilities, to subtract from total liabilities, and add to total equity, debt with equity characteristics and to include minority interest as equity as of November 30, 2004 and 2003 and as of the years ended May 31, 2004, 2003 and 2002.

	As of November 30,		As of May 31,

	2004	2003	2004	2003	2002
(Dollar amounts in thousands)
Liabilities	$20,102,244	$21,114,275	$20,632,673	$20,097,047	$20,042,604
Less:
Derivative liabilities(1)	(69,382)	(204,599)	(129,915)	(353,840)	(254,143)
Foreign currency valuation account	(351,248)	(382,420)	(233,990)	(325,810)	2,355
Debt used to fund loans guaranteed by RUS	(260,177)	(278,680)	(263,392)	(266,857)	(242,574)
Subordinated deferrable debt	(550,000)	(450,000)	(550,000)	(650,000)	(600,000)
Subordinated certificates	(1,550,725)	(1,680,974)	(1,665,158)	(1,708,297)	(1,691,970)

Adjusted liabilities	$17,320,712	$18,117,602	$17,790,218	$16,792,243	$17,256,272

Total equity	$770,634	$717,094	$695,734	$930,836	$328,731
Less:
Prior years cumulative derivative forward value and foreign currency adjustments	(224,716)	(523,223)	(523,223)	(9,231)	—
Current period derivative forward value(2)(3)	(146,535)	187,375	233,197	(757,212)	(70,261)
Current period foreign currency adjustments	79,072	48,577	65,310	243,220	61,030
Accumulated other comprehensive loss	(4,114)	31,803	12,108	46,763	72,556

Subtotal members’ equity	474,341	461,626	483,126	454,376	392,056
Plus:
Subordinated certificates	1,550,725	1,680,974	1,665,158	1,708,297	1,691,970
Subordinated deferrable debt	550,000	450,000	550,000	650,000	600,000
Minority interest(4)	18,517	21,551	21,165	—	—

Adjusted equity	$2,593,583	$2,614,151	$2,719,449	$2,812,673	$2,684,026

Guarantees	$1,231,002	$1,402,077	$1,331,299	$1,903,556	$2,056,385

(1)	Includes the long-term debt valuation allowance of $(0.8) million at November 31, 2003 and $(0.9) million and $2.3 million at May 31, 2003 and 2002, respectively.

(2)	Represents total derivative forward value gain (loss) excluding NCSC derivative forward value gain of $0.1 million and $2 million for the six months ended November 30, 2004 and 2003, respectively, and $4 million for the year ended May 31, 2004 which are included in members’ equity. NCSC equity is included in consolidated equity rather than minority interest since it is currently in a deficit equity position and therefore represents a charge to CFC.

(3)	At May 31, 2002, amount includes $28 million related to the cumulative effect of change in accounting principle for the implementation of SFAS 133.

(4)	No adjustments required for minority interest prior to the implementation of Financial Accounting Standards Board Interpretation No. 46(R) in fiscal year 2004.

      The leverage and debt to equity ratios using GAAP financial measures are calculated as follows:

Liabilities + guarantees outstanding
Leverage ratio =
Total equity
Liabilities
Debt to equity ratio =
Total equity

      The adjusted leverage and debt to equity ratios are calculated as follows:

Adjusted liabilities + guarantees outstanding
Adjusted leverage ratio =
Adjusted equity
Adjusted liabilities
Adjusted debt to equity ratio =
Adjusted equity

      The following chart provides the calculated ratios for leverage and debt to equity, as well as the adjusted ratio calculations. The adjusted leverage ratio and the adjusted debt to equity ratio are the same calculation except for the addition of guarantees to adjusted liabilities in the adjusted leverage ratio.

	As of November 30,		As of May 31,

	2004	2003	2004	2003	2002

Leverage ratio	27.68	31.40	31.57	23.64	67.23
Adjusted leverage ratio	7.15	7.47	7.03	6.65	7.20
Debt to equity ratio	26.09	29.44	29.66	21.59	60.97
Adjusted debt to equity ratio	6.68	6.93	6.54	5.97	6.43

      CFC does not have outstanding any common stock and does not pay dividends. Annually, CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital 70% during the next fiscal year and holds the remaining 30% for 15 years. All retirements of patronage capital are subject to approval by the Board of Directors, if permitted by CFC’s contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

RISK FACTORS

      Prospective purchasers of the notes should carefully review the information contained elsewhere in this prospectus supplement and in the accompanying prospectus and should particularly consider the following matters:

Subordination of Notes

      The obligations of CFC under the notes are subordinate and junior in right of payment to senior indebtedness of CFC. As of November 30, 2004, outstanding senior indebtedness of CFC aggregated approximately $19.0 billion, including contingent guarantees of $1.2 billion. There are no terms in the notes that limit CFC’s ability to incur additional indebtedness, including indebtedness that ranks senior to the notes. See “Description of Debt Securities— Subordination” in the accompanying prospectus. The notes will be senior to CFC’s members’ subordinated certificates.

Option to Extend Interest Payment Period

      CFC will have the right at any time and from time to time during the term of the notes to extend the interest payment period to a period not exceeding 20 consecutive quarters. At the end of an extension period, CFC must pay all interest then accrued and unpaid (together with interest thereon at the same rate as specified for the notes to the extent permitted by applicable law). During any extension period, CFC may not declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its members’ subordinated certificates, members’ equity or patronage capital. Therefore, CFC believes that the extension of an interest payment period on the notes is unlikely. Prior to the termination of any extension period, CFC may further extend the interest payment period, provided that extension period, together with all previous and further extensions thereof, may not exceed 20 consecutive quarters or extend beyond the maturity of the notes. Upon the termination of an extension period and the payment of all amounts then due, CFC may select a new extension period, subject to the above requirements. See “Description of the Notes— Option to Extend Interest Payment Period.”

      Should an extension period occur, a holder of the notes will be required to accrue income (as original issue discount) for U.S. Federal income tax purposes even though interest is not being paid on a current basis. As a result, a holder would be required to include such interest in gross income for U.S. Federal income tax purposes in advance of the receipt of cash, and would not receive from CFC the cash related to such income if the holder disposes of his or her notes prior to the record date for payment of interest. See “U.S. Income Tax Consequences to U.S. Holders.”

      Should CFC declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its members’ subordinated certificates, members’ equity or patronage capital during an extension period, this action would constitute an immediate event of default under the terms of the notes. See “Description of the Notes— Additional Event of Default.” However, because of the terms of the subordination provisions in CFC’s members’ subordinated certificates, CFC’s failure to pay interest on, or principal of, the certificates during an extension period would not be a default under the certificates.

Certain Trading Characteristics of the Notes

      The notes are expected to trade on the equity floor of the New York Stock Exchange. Consequently, purchasers will not pay and sellers will not receive any accrued and unpaid interest on the notes that is not included in the trading price. For certain tax consequences with respect to such notes, see “U.S. Income Taxation.” Trading prices of the notes are expected to be quoted in dollars per $25.00 unit rather than in percentages of their principal amount.

USE OF PROCEEDS

      The net proceeds from the sale of the notes offered hereby, after deducting estimated expenses of the offering, are estimated to be $131,000,000. CFC will use the proceeds to repay short-term indebtedness, primarily commercial paper issued through dealers at varying rates incurred to make loan advances to its members, and for general corporate purposes.

CAPITALIZATION

      The following table shows the capitalization of CFC as of November 30, 2004, and as adjusted to reflect the issuance of the notes and the application of the proceeds thereof.

		As
	Outstanding	Adjusted

	(Dollar amounts in thousands)
Senior debt:
Short-term debt(A)	$841,844	$710,844
Long-term debt(A)	16,752,163	16,752,163

Total senior debt(B)	17,594,007	17,463,007
Subordinated debt and total equity:
Subordinated deferrable debt(C)	550,000	685,000
Members’ subordinated certificates(D)	1,550,725	1,550,725
Minority interest—RTFC and NCSC members’ equity	18,517	18,517
Total equity	770,634	770,634

Total capitalization	$20,483,883	$20,487,883

(A)	At November 30, 2004, short-term indebtedness was used to fund short-, intermediate- and long-term variable rate loans, as well as its long-term fixed rate loans on a temporary basis. This short-term indebtedness generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, the Company had at November 30, 2004, bank revolving credit agreements providing for borrowings aggregating up to $4,650 million. Commercial paper in the amount of $4,650 million is shown as long-term debt based on the Company’s ability to borrow under the credit facilities. Long-term debt also includes outstanding collateral trust bonds, medium-term notes and long-term notes payable due in more than one year. The revolving credit agreements require the Company to achieve an average adjusted fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025 and prohibit the retirement of patronage capital unless the Company has achieved an adjusted fixed charge coverage ratio of at least 1.05 as of the preceding fiscal year end. For the purpose of the revolving credit agreements, non-cash adjustments related to SFAS 133 and SFAS 52 are excluded from the calculation. See further explanation of adjustments related to SFAS 133 and 52 in footnote A and B to “Selected Financial Information”. The revolving credit agreements prohibit the Company from incurring senior debt in an amount in excess of ten times the sum of subordinated deferrable debt, members subordinated certificates, minority interest and total equity. Senior debt includes guarantees; however, it excludes: guarantees for members where the long-term unsecured debt of the member is rated at least BBB+ by Standard & Poor’s Corporation or Baa1 by Moody’s Investors Service, indebtedness incurred to fund loans guaranteed by RUS, and the payment of principal and interest by the member on the guaranteed indebtedness if covered by insurance or reinsurance provided by an insurer having an insurance financial strength rating of AAA by Standard & Poor’s Corporation or a financial strength rating of Aaa by Moody’s Investors Service.

(B)	Guarantees are not included in the total of senior debt. At November 30, 2004, the Company had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $764 million. Guaranteed tax-exempt securities include $711 million of long-term adjustable or floating/fixed-rate pollution control bonds which are required to be remarketed at the option of the holders. The Company has agreed to purchase any such bonds that cannot be remarketed. At November 30, 2004, the Company had also guaranteed its members’ obligations in connection with certain lease transactions and other debt in the amount of $467 million.

(C)	Subordinated deferrable debt are subordinate and junior in right of payment to senior debt. The Company has the right at any time and from time to time during the term of the subordinated deferrable debt to defer the payment of interest for up to 20 consecutive quarters.

(D)	Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with the extension of long-term credit to them. Those certificates issued as a condition of membership, $663 million at November 30, 2004, generally mature 100 years from issuance and bear interest at 5% per year. The loan and guarantee subordinated certificates mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

DESCRIPTION OF THE NOTES

      The following description of specific terms of the notes should be read in conjunction with the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus under the caption “Description of Debt Securities.”

Principal Amount, Interest and Maturity

      The notes will be issued as a series of subordinated debt securities under the indenture dated as of October 15, 1996, between CFC and U.S. Bank Trust National Association, as successor trustee. CFC is initially offering the notes in the principal amount of $135,000,000. There is no limit on the amount of additional securities similar to the notes that may be issued under the indenture. CFC may, without the consent of the holders, issue additional notes and thereby increase that principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes CFC offers by this prospectus supplement. These additional notes will, together with the notes CFC offers by this prospectus supplement, constitute a single series of notes under the indenture. CFC will not issue any further securities intended to form a single series with the notes unless such further securities will be fungible with all notes of the same series for U.S. Federal income tax purposes.

      The notes will mature on February 15, 2045 and will bear interest at the rate per annum shown on the cover hereof from the date on which the notes are issued until the principal amount thereof becomes due and payable. Interest will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing May 15, 2005. Interest will be payable to the person in whose name the notes are registered at the close of business on the relevant record dates, which will be the business day immediately preceding the relevant payment dates. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next succeeding calendar year, such payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on such date.

A “business day” is any day other than a day on which banking institutions in New York City are authorized or obligated by law to close.

Global Securities

      The notes will be represented by a global security that will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), and will be available for purchase in denominations of $25.00 and any integral multiple thereof.

      DTC has advised CFC and the underwriters that it is (i) a limited purpose trust company organized under the New York Banking Law, (ii) a “banking organization” within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a “clearing corporation” within the meaning of the New York Uniform Commercial Code and (v) a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participating organizations (“participants”) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/ or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

      A further description of DTC’s procedures with respect to the notes is set forth under “Description of Debt Securities— Global Securities” in the accompanying prospectus.

Redemption

      The notes will be redeemable at the option of CFC, in whole or in part, at any time on or after February 15, 2010 and prior to maturity, upon not less than 30 nor more than 60 days’ notice, at 100% of the principal amount to be redeemed together with accrued interest to the redemption date. If a partial redemption would result in a delisting of the notes from any national securities exchange on which the notes are then listed, CFC may redeem such notes only in whole.

Option to Extend Interest Payment Period

      CFC will have the right at any time and from time to time during the term of the notes to extend the interest payment period to a period not exceeding 20 consecutive quarters. At the end of an extension period, CFC must pay all interest then accrued and unpaid (together with interest at the same rate as specified for the notes to the extent permitted by applicable law). During any extension period CFC may not declare or pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its members’ subordinated certificates, members’ equity or patronage capital. Before the termination of any extension period, CFC may further extend the interest payment period, so long as the extension period, together with all previous and further extensions, may not exceed 20 consecutive quarters or extend beyond the maturity of the notes. On the termination of an extension period and the payment of all amounts then due, CFC may select a new extension period, subject to the above requirements. No interest during an extension period, except at the end thereof, shall be due and payable. CFC shall give the holders of the notes notice of the selection of an extension period ten business days before the earlier of (i) the next interest payment due date and (ii) the date CFC is required to give notice to holders of the notes (or, if applicable, to the New York Stock Exchange or other applicable self-regulatory organization) of the record or payment date for such interest payment, but in any event not less than two business days before that date.

Additional Event of Default

      In addition to the events of default described in the accompanying prospectus under the caption “Description of Debt Securities— Events of Default,” the following will constitute an event of default under the indenture with respect to the notes: CFC shall pay any dividend or interest on, or principal of, or redeem, purchase, acquire or make a liquidation payment with respect to any members’ subordinated certificates, members’ equity or patronage capital, if such payment is made during an extension period and either (i) such extension period has not expired or been terminated or (ii) CFC has not made all payments due on the notes as a result of such expiration or termination. However, because of the terms of the subordination provisions in CFC’s members’ subordinated certificates, CFC’s failure to pay interest on, or principal of, such certificates during an extension period will not be a default thereunder.

Defeasance

      The provisions described in the accompanying prospectus under the caption “Description of Debt Securities—Defeasance” are applicable to the notes.

      As set forth in that description, subject to conditions specified in the indenture, the notes will be deemed paid for purposes of the indenture and the entire indebtedness of CFC will be deemed to have been satisfied and discharged, if there has been irrevocably deposited with the trustee or any paying agent in trust sufficient cash or certain government securities, or a combination of the two, to fully satisfy all principal of and interest on the notes.

Paying Agent and Registrar

      Initially, U.S. Bank Trust National Association will act as paying agent and registrar for the notes.

U.S. INCOME TAXATION

General

      This section summarizes the material U.S. income tax consequences to holders of notes. However, the discussion is limited in the following ways:

•	The discussion only covers you if you buy your notes in the initial offering of a particular series of notes.

•	The discussion only covers you if you hold your notes as a capital asset (that is, for investment purposes), your “functional currency” is the U.S. dollar and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of notes.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the notes.

•	The discussion does not cover state, local or foreign law.

•	We have not requested a ruling from the Internal Revenue Service (“IRS”) on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

      Subject to the foregoing limitations, in the opinion of Milbank, Tweed, Hadley & McCloy LLP, CFC’s tax counsel, the discussion in this section accurately describes the U.S. Federal income tax consequences material to initial purchasers of the notes. In particular, without limiting the generality of the foregoing, Milbank, Tweed, Hadley & McCloy LLP is of the opinion that the notes will be treated as debt instruments for U.S. Federal income tax purposes. Because there is no legal authority addressing the characterization as debt or equity of securities substantially similar to the notes, Milbank, Tweed, Hadley & McCloy LLP’s opinion on that matter is based upon its reasoned analysis of authorities it considers analogous. The entire opinion is based on the law in effect when this prospectus supplement was prepared, which could change. Neither the IRS nor the courts are bound by the opinion. We suggest that you consult your tax advisors about the tax consequences of holding the notes in your particular situation.

Character of the Notes

      The notes will be treated as debt instruments for U.S. Federal income tax purposes.

U.S. Income Tax Consequences to U.S. Holders

      This section applies to you if you are a “U.S. holder.” A “U.S. holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation or entity taxable as a corporation for U.S. Federal income tax purposes that was created under the laws of the U.S., including the law of any political subdivision of the U.S.;

•	an estate whose world-wide income is subject to U.S. Federal income tax; or

•	a trust if a court within the U.S. is able to exercise primary supervision over its administration and if one or more U.S. persons has the authority to control all of its substantial decisions, or if it has validly elected to be treated as a U.S. person.

      If a partnership holds notes, the consequences to each partner generally will depend upon the status of the partner and upon the activities of the partnership. The tax treatment of partnerships and their partners is complex, and if you are a partnership considering the purchase of notes or a partner in such a partnership, we suggest that you consult your tax advisor.

  Interest

      The tax treatment of interest paid on the notes depends upon whether the interest is “qualified stated interest.” “Qualified stated interest” is any interest that meets all the following conditions:

•	It is payable over the entire term of the security.

•	It is payable at a single fixed rate or at a specified variable rate.

•	The security on which the interest accrues has a maturity of more than one year from its issue date.

•	It is unconditionally payable at least once each year.

      Assuming the interest on a note is qualified stated interest:

•	If you are a cash method taxpayer (as are most individuals), you must report interest on the notes as income when you receive it.

•	If you are an accrual method taxpayer, you must report interest on the notes as income as it accrues.

      If the interest on a note is not qualified stated interest, the interest payments effectively would be treated as principal for Federal income tax purposes, and thus the note would be treated as issued with original issue discount (“OID”). In that case:

•	for Federal income tax purposes your current yield on the notes would be OID rather than interest;

•	you would be required to include the OID in your taxable income currently regardless of whether you are a cash or accrual method taxpayer; and

•	your tax basis in the notes would increase by the amount of OID income you were required to include in your income and your basis would decrease at the time you actually received payments other than qualified stated interest (whether denominated as interest or principal) on your notes.

      The notes clearly satisfy the first three conditions set forth above for qualified stated interest. Because of CFC’s limited right to defer the payment of interest for up to 20 consecutive quarters, however, there is some question whether the fourth condition for qualified stated interest is satisfied. The interest payable on the notes will satisfy the fourth condition if the likelihood that deferral actually will take place is “remote”. Based on its assessment of that likelihood, CFC plans to take the position that the interest on the notes is qualified stated interest so long as it actually does not exercise its right to defer the payment of interest. You should be aware, however, that the IRS has not specifically interpreted the relevant rules in the case of instruments like the notes, and it could take a contrary position. If the contrary position were correct, none of the interest payments on the notes would be qualified stated interest, and the notes would be treated as issued with OID, with the consequences described above.

      If the interest on the notes was qualified stated interest when the notes were issued but CFC exercised its right to defer payment of interest, the following consequences would arise:

•	you would receive all the interest that accrued during the deferral period as a lump sum payment;

•	from the time of exercise forward your notes would be treated as issued with OID; and

•	from the time of the exercise forward you would have the tax consequences described above for securities originally issued with OID, including the requirement to include the OID in your taxable income prior to your receipt of the associated interest payment.

  Sale or Retirement of Notes

      On your sale, exchange or retirement of your notes:

•	You will have taxable gain or loss equal to the difference between the amount you receive and your adjusted tax basis in the note. Your adjusted tax basis in the note is your cost, increased by the amount of OID that has accrued and reduced by the amount of payments you have received that are not qualified stated interest.

•	Your gain or loss generally will be capital gain or loss, and will be long term capital gain or loss if you held the note for more than one year. For an individual, the maximum tax rate on long term capital gains is 15% for taxable years before 2009.

•	If you are a cash basis taxpayer, the amount of your gain corresponding to accrued but unpaid interest will be treated as ordinary interest income.

  Information Reporting and Backup Withholding

      Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your notes through a broker or other securities intermediary, the intermediary must provide information to the IRS concerning interest, OID, and proceeds from the sale of your notes, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary with your correct taxpayer identification number under penalties of perjury, which it will use in reporting information to the IRS. If you are an individual, this is your social security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to the foregoing requirements but do not comply, the intermediary must perform “backup withholding,” i.e. must withhold a percentage of all amounts payable to you on the notes (including principal payments). The backup withholding rate that would apply to such amounts payable to you is currently 28%. If the intermediary withholds, you may claim the withheld amount as a credit against your Federal income tax liability.

•	All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

U.S. Income Tax Consequences to Non-U.S. Holders

      This section applies to you if you are a “Non-U.S. holder.” A “Non-U.S. holder” is a holder of a note that is not a U.S. holder.

  Withholding Taxes

      Interest, principal and OID, if any, paid to you generally will be exempt from the 30% U.S. withholding tax generally applicable to interest paid to foreign persons if you meet one or more of the following documentation requirements:

•	You certify under penalties of perjury to CFC, its agent or the intermediary through which you hold your notes that the interest income on your notes is effectively connected with the conduct of your trade or business in the U.S. on a properly completed Form W-8ECI (or substitute form).

•	You provide your name and address and certify under penalties of perjury to CFC, its agent or the intermediary through which you hold your notes that you are a Non-U.S. holder on a properly completed Form W-8BEN (or substitute form).

•	You hold your notes directly through a “qualified intermediary” that has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that is acting out of a non-U.S. branch or office and that has signed an agreement with the IRS providing that it will administer all or a part of the U.S. tax withholding rules under specified procedures.

      However, interest (and principal to the extent of accrued OID, if any) paid to you will be subject to U.S. withholding tax even if you satisfy the foregoing requirements if CFC, its agent or an intermediary through which you hold your notes knows or has reason to know that you are not entitled to an exemption from U.S. withholding tax or if such intermediary fails to comply with the procedures necessary to avoid withholding taxes on the notes.

      If there is any change to the information you submitted, you must update the submitted information within 30 days of the change.

      The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change. In addition, special rules apply for certain types of Non-U.S. holders of notes, including partnerships, trusts and other entities treated as pass-through entities for U.S. Federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

  Sale or Retirement of Notes

      If you sell a note or it is redeemed, you generally will not be subject to U.S. Federal income tax on any gain unless one of the following applies:

•	The gain is effectively connected with a trade or business that you conduct in the U.S.

•	You are an individual and during the year in which you dispose of the note you were present in the U.S. for at least 183 days and certain other conditions are met.

•	A portion of the gain represents accrued interest or OID, in which case the discussion under Withholding Taxes above would apply to such portion of the gain.

  Information Reporting and Backup Withholding

      U.S. rules concerning information reporting and backup withholding are described above. These rules apply to Non-U.S. holders as follows:

•	Principal and interest payments you receive automatically will be exempt from the usual rules if you are a Non-U.S. holder exempt from the 30% U.S. withholding tax on interest, as described above. However, the exemption does not apply if CFC, its agent or an intermediary through which you hold your notes knows or has reason to know that you should be subject to the usual information reporting or backup withholding rules.

•	Sale proceeds you receive on a sale of your notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. In general, you may file Form W-8BEN to claim an exemption from information reporting and backup withholding. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

UNDERWRITING

      The underwriters named below, acting through their representative, UBS Securities LLC, have severally agreed to purchase from CFC the respective principal amounts of notes set forth opposite their names:

Principal
Underwriter	Amount

UBS Securities LLC	$32,900,000
Lehman Brothers Inc.	32,887,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	32,887,500
ABN AMRO Incorporated	5,400,000
Banc of America Securities LLC	5,400,000
J.P. Morgan Securities Inc.	5,400,000
A.G. Edwards & Sons, Inc.	875,000
Charles Schwab & Co.	875,000
Comerica, Inc.	875,000
Calyon Securities (USA) Inc.	875,000
Credit Suisse First Boston LLC	875,000
RBC Dain Rauscher Inc.	875,000
Daiwa Securities SMBC Europe	875,000
Deutsche Bank Securities Inc.	875,000
Fifth Third Securities, Inc.	875,000
Greenwich Capital Markets, Inc.	875,000
Harris Nesbitt Corp.	875,000
H&R Block Financial Advisors	875,000
HSBC Securities (USA) Inc.	875,000
Janney Montgomery Scott LLC	875,000
J.J.B. Hilliard, W.L. Lyons, Inc.	875,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	875,000
Legg Mason Wood Walker, Inc.	875,000
Mesirow Financial Inc.	875,000
Piper Jaffray & Co.	875,000
Stifel, Nicolaus & Company Incorporated	875,000
SunTrust Capital Markets, Inc.	875,000
TD Waterhouse Investor Services, Inc.	875,000
Wells Fargo Investments, LLC	875,000

Total	$135,000,000

      The underwriting agreement provides that the obligations of the underwriters are subject to conditions. The underwriters will be obligated to purchase all the notes if any of the notes are purchased.

      CFC has been advised by the underwriters that they propose to offer the notes to the public initially at the offering price set forth on the cover of this prospectus supplement, and to certain dealers at that price less a selling concession not in excess of $0.50 per note or, in the case of sales to certain institutions, a selling concession not in excess of $0.30 per note. The underwriters may allow and these dealers may reallow to other dealers a concession not exceeding $0.45 per note or, in the case of sales to certain institutions, a concession not exceeding $0.25 per note. After the initial public offering, the public offering price and concessions and reallowances may be changed.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

	Per Note	Total

Underwriting Discount(1)	3.15%	$4,252,500

(1)	For sales to certain institutions, the underwriting discount will be 2.00% per note. To the extent of such sales, the total underwriting discount will be less than the amount set forth above.

      The notes are a new issue of securities with no established trading market. CFC will apply to have the notes listed on the New York Stock Exchange. In order to meet one of the requirements for listing the notes on the exchange, the underwriters will undertake to sell 1,000,000 or more notes to a minimum of 400 beneficial holders. Trading of the notes on the exchange is expected to commence within a 30-day period after the initial delivery of the notes. CFC has been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

      In connection with the offering, UBS Securities LLC, on behalf of the underwriters, may engage in transactions that stabilize, maintain or otherwise affect the market price of the notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which the underwriters may bid for, or purchase, notes for the purpose of stabilizing the market price. The underwriters also may create a short position for their respective accounts by selling more notes in connection with the offering than they are committed to purchase from CFC and, in such case, may purchase notes in the open market following completion of the offering to cover all or a portion of such short position. In addition, UBS Securities LLC, on behalf of the underwriters, may impose “penalty bids” under the contractual arrangements between the underwriters whereby it may reclaim from an underwriter (or dealer participating in the offering) for the account of the underwriters, the selling concession with respect to notes that are distributed in the offering, but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

      CFC has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

      Expenses associated with this offering, to be paid by CFC, are estimated to be $100,000.

      In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with CFC and its affiliates.

      It is expected that delivery of the notes will be made against payment therefor on or about February 16, 2005, which is the fifth business day following the date hereof (such settlement cycle being referred to as T+5). Purchasers of the notes should note that the ability to settle secondary market trades of the notes effected on the date of pricing and the next succeeding business day may be affected by the T+5 settlement.

      See “Plan of Distribution” in the accompanying prospectus for further information regarding the distribution of the notes.

LEGAL MATTERS

      The validity of the notes offered hereby and certain tax matters with respect to the notes will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The underwriters will be represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

PROSPECTUS

National Rural Utilities

Cooperative Finance Corporation

$300,000,000

Debt Securities

We plan to issue from time to time up to $300,000,000 of debt securities. We will provide the specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplements carefully.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these debt securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of debt securities unless accompanied by a prospectus supplement.

The date of this prospectus is May 24, 2004

WHERE YOU CAN FIND MORE INFORMATION ABOUT

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

      National Rural Utilities Cooperative Finance Corporation (“CFC”) files annual, quarterly and current reports and other information with the SEC. You may read and copy any document CFC files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. CFC’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows the incorporation by reference of information filed in other documents into this prospectus, which means that CFC can disclose information important to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. CFC incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the year ended May 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended August 31, 2003, November 30, 2003 and February 29, 2004; and

•	Current Reports on Form 8-K dated September 30, 2003, October 23, 2003, November 5, 2003, February 10, 2004 and February 25, 2004.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Steven L. Lilly

           Senior Vice President and Chief Financial Officer
           National Rural Utilities Cooperative Finance Corporation
           Woodland Park, 2201 Cooperative Way
           Herndon, VA 20171-3025
           (703) 709-6700

      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the document in question. We are not making an offer of these debt securities in any state where the offer is not permitted.

CFC

      CFC was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in April 1969. The principal purpose of CFC is to provide its members with a source of financing to supplement the loan programs of the Rural Utilities Service of the United States Department of Agriculture (“RUS”). CFC makes loans primarily to its rural utility system members to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also provides guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members and, in addition, provides guarantees of taxable debt in connection with certain lease and other transactions of its members. CFC is exempt from payment of Federal income taxes under Section 501(c)(4) of the Internal Revenue Code.

      Rural Telephone Finance Cooperative (“RTFC”) was incorporated as a private cooperative association in the state of South Dakota in September 1987 and was created for the purpose of providing and/or arranging financing for its rural telecommunications members and their affiliates. Effective June 1, 2003, RTFC’s results of operations and financial condition have been consolidated with those of CFC in the incorporated financial statements. RTFC operates under a management agreement with CFC. RTFC is headquartered with CFC in Herndon, Virginia. RTFC is a taxable entity and takes tax deductions for allocations of net margins as allowed by law under Subchapter T of the Internal Revenue Code. RTFC pays income tax based on its net margins, excluding net margins allocated to its members. Prior to June 1, 2003. RTFC’s results of operations and financial condition were combined with CFC’s.

      National Cooperative Services Corporation (“NCSC”) was incorporated in 1981 in the District of Columbia as a private cooperative association. NCSC provides lease financing related to its members and general financing to for-profit or non-profit entities that are owned, operated or controlled by or provide substantial benefit to members of CFC. NCSC also markets, through its cooperative members, a consumer loan program for home improvements and an affinity credit card program. Both programs are currently funded by third parties. Effective June 1, 2003, NCSC’s results of operations and financial condition have been consolidated with those of CFC in the incorporated financial statements. NCSC’s membership consists of CFC and distribution systems that are members of CFC or are eligible for such membership. NCSC operates under a management agreement with CFC. It is headquartered with CFC in Herndon, Virginia. NCSC is a taxable corporation. NCSC pays income tax based on its net margins for the period. Prior to June 1, 2003, NCSC’s results of operations and financial condition were reported independent of CFC’s.

      CFC’s consolidated membership was 1,546 as of February 29, 2004 including 898 rural utility system members, the majority of which are consumer-owned electric cooperatives, 508 telecommunication members, 70 service members and 70 associate members in 49 states, the District of Columbia and three U.S. territories. The rural utility system members included 827 distribution systems and 71 generation and transmission systems. Memberships between CFC, RTFC and NCSC have been eliminated in consolidation.

      CFC’s long-term loans to utility members generally have 35-year maturities. CFC makes loans alone or in conjunction with concurrent RUS loans. Loans made to members that do not also have RUS loans are generally secured by a mortgage or substantially all of such utility member’s property (including revenues). Loans made to members that also have RUS loans are generally secured ratably with RUS’s loans by a common mortgage on substantially all such utility member’s property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are offered daily based on the overall cost of long-term funds and may be obtained for any period from one to 35 years. Variable rates are adjusted monthly in line with changes in the cost of short-term funds.

      CFC makes short-term line-of-credit loans and intermediate-term loans with up to five-year maturities. CFC makes these loans on either a secured or an unsecured basis. CFC has the right to adjust the rates on these loans semi-monthly in line with changes in the short-term cost of funds. The intermediate-term loans are generally made to power supply systems in connection with the planning and construction of new generating plants and transmission facilities.

      CFC also makes loans to telecommunication systems through RTFC. These loans are primarily long-term fixed or variable rate loans with maturities not exceeding 15 years and short-term loans. In many cases, the customers of the electric cooperatives are also the customers of the RTFC telecommunications systems, as both the cooperatives and the RTFC systems serve the rural areas of the United States.

      At February 29, 2004, CFC had a total of $20,614 million of loans outstanding and $1,351 million of guarantees outstanding.

      CFC’s guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt generally cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage, often joint with RUS, on the system’s property or, in the case of a lease transaction, on the leased property. Holders of $731 million of the guaranteed pollution control debt at February 29, 2004 had the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.

      By policy, CFC maintains an allowance for loan losses at a level believed to be adequate in relation to the quality and size of its loans outstanding. At February 29, 2004, the allowance was $523 million. At February 29, 2004, CFC’s ten largest borrowers had outstanding loans totaling $4,499 million, which represented 22% of CFC’s total loans outstanding. As of February 29, 2004, outstanding guarantees for these same ten largest borrowers totaled $166 million, which represented 12% of CFC’s guarantees outstanding. On that date, no member had loans and guarantees outstanding in excess of 3.0% of the aggregate amount of CFC’s outstanding loans and guarantees.

USE OF PROCEEDS

      Unless otherwise specified in a prospectus supplement, CFC will add the net proceeds from the sale of the debt securities to the general funds, which will be used to make loans to members, repay short-term borrowings, refinance existing long-term debt and for other corporate purposes. CFC expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

SUMMARY FINANCIAL INFORMATION

      The following is a summary of selected financial data for the nine months ended February 29, 2004 and February 28, 2003 and for each of the five years ended May 31, 2003. Certain reclassifications of prior year amounts have been made to conform to the fiscal year 2004 presentation as contained in CFC’s February 29, 2004 Form 10-Q.

	Nine Months Ended

	February 29,	February 28,
(Dollar amounts	2004	2003
in thousands)
Statement of operations data:

Operating income	$758,686	$811,536
Gross margin	73,581	109,075
Derivative cash settlements(A)	83,728	93,807
Derivative forward value(A)	(243,854)	533,758
Foreign currency adjustments(B)	66,435	(144,520)
Operating margin (loss)	(60,262)	494,913
Cumulative effect of change in accounting principle(A)	22,369	—
Net margin (loss)	(42,176)	494,913
Fixed charge coverage ratio(C)(E)	N/A	1.70
Adjusted fixed charge coverage ratio(C)	1.19	1.17
Balance sheet data:

Assets	$21,985,925	$21,163,545
Long-term debt(D)	16,896,665	16,038,692
Subordinated deferrable debt	550,000	650,000
Members’ subordinated certificates	1,686,057	1,740,380
Members’ equity(A)	447,934	422,451
Total equity	768,087	769,046
Guarantees	$1,350,734	$1,932,822
Leverage ratio(C)	29.29	29.08
Adjusted leverage ratio(C)	7.06	6.60
Debt to equity ratio(C)	27.53	26.52
Adjusted debt to equity ratio(C)	6.57	5.93

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended

	May 31,
(Dollar amounts	2003	2002	2001	2000	1999
in thousands)
Statement of operations data:

Operating income	$1,070,875	$1,186,533	$1,388,295	$1,020,998	$792,052
Gross margin	140,028	300,695	270,456	159,674	127,943
Derivative cash settlements(A)	122,825	34,191	—	—	—
Derivative forward value(A)	757,212	41,878	—	—	—
Foreign currency adjustments(B)	(243,220)	(61,030)	—	—	—
Operating margin (loss)	651,970	78,873	132,766	115,333	76,439
Cumulative effect of change in accounting principle(A)	—	28,383	—	—	—
Net margin (loss)	651,970	107,256	132,766	115,333	76,439
Fixed charge coverage ratio(C)(E)	1.70	1.09	1.12	1.13	1.12
Adjusted fixed charge coverage ratio(C)	1.17	1.12	1.12	1.13	1.12
Balance sheet data:

Assets	$21,027,883	$20,371,335	$20,013,642	$17,098,440	$13,938,752
Long-term debt(D)	16,000,744	14,855,550	11,376,412	10,595,596	6,891,122
Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000
Members’ subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816
Members’ equity(A)	454,376	392,056	393,899	341,217	296,481
Total equity	930,836	328,731	393,899	341,217	296,481
Guarantees	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197
Leverage ratio(C)	23.64	67.23	55.44	54.81	52.40
Adjusted leverage ratio(C)	6.65	7.20	7.73	8.11	7.11
Debt to equity ratio(C)	21.59	60.97	49.81	49.11	46.01
Adjusted debt to equity ratio(C)	5.97	6.43	6.85	7.17	6.13

(A)	The derivative cash settlements represent the net settlements due on interest rate and cross currency exchange agreements that do not qualify for hedge accounting for the nine months ended February 29, 2004 and February 28, 2003 and the years ended May 31, 2003 and 2002. In prior years, this amount had been included in the cost of funds line on the combined statement of operations. The derivative forward value represents the change in fair value on exchange agreements that do not qualify for hedge accounting, as well as amortization related to the long-term debt valuation allowance and related to the transition adjustment recorded as other comprehensive loss on June 1, 2001. The cumulative effect of change in accounting principle represents the forward value of interest rate and cross currency exchange agreements recorded as a transition adjustment upon adoption of SFAS 133. Members’ equity represents total equity excluding foreign currency adjustments, derivative forward value, cumulative effect of change in accounting principle and accumulated other comprehensive income. See “Non-GAAP Financial Measures” section of this prospectus for a reconciliation of members’ equity to total equity.

(B)	Foreign currency adjustments represent the change on foreign denominated debt that is not related to a qualifying hedge under SFAS 133 during the period. The foreign denominated debt is revalued at each reporting date based on the current exchange rate. To the extent that the current exchange rate is different than the exchange rate at the time of issuance, there will be a change in the value of the foreign denominated debt. CFC enters into foreign currency exchange agreements at the time of each foreign denominated debt issuance to lock in the exchange rate for all principal and interest payments required through maturity.

(C)	See “Non-GAAP Financial Measures” section of this prospectus for the formulas used to calculate fixed charge coverage ratio, leverage ratio and debt to equity ratio and the adjustments CFC makes to such calculations to get the adjusted fixed charge coverage ratio, adjusted leverage ratio and adjusted debt to equity ratio.

(D)	Includes notes payable reclassified as long-term debt in the amount of $4,400 million, $3,706 million, $3,951 million, $3,706 million, $4,638 million, $5,493 million and $2,403 million at February 29, 2004, February 28, 2003, May 31, 2003, 2002, 2001, 2000 and 1999, respectively, and excludes $2,915 million, $2,263 million, $2,911 million, $2,883 million, $4,388 million, $3,040 million and $983 million in long-term debt that comes due, matures and/or will be redeemed within one year, respectively. Includes the long-term debt valuation allowance of $(1) million, $(1) million, $(1) million and $2 million and the foreign currency valuation account of $285 million, $92 million, $326 million and $(2) million at February 29, 2004, February 28, 2003, May 31, 2003 and 2002, respectively.

(E)	For the nine months ended February 29, 2004, earnings were insufficient to cover fixed charges by $65 million.

Non-GAAP Financial Measures

      CFC makes certain adjustments to financial measures in assessing its financial performance that are not in accordance with generally accepted accounting principles (“GAAP”). These non-GAAP adjustments fall primarily into two categories: (1) adjustments to exclude the non-cash impacts of the accounting for investments required by SFAS 133 and foreign currency adjustments, and (2) adjustments related to the calculation of leverage and debt to equity ratios. These adjustments reflect management’s perspective on CFC’s operations, and in several cases adjustments used to measure covenant compliance under its revolving credit agreements, and thus CFC believes these are useful financial measures for investors. For a more complete explanation of these adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in CFC’s Annual Report on Form 10-K for the year ended May 31, 2003 incorporated by reference in this prospectus. CFC refers to its non-GAAP financial measures as “adjusted” throughout this prospectus. Reconciliations of these adjusted measures to GAAP financial measures follow.

Adjustments to Fixed Charge Coverage Ratio Calculation

      Fixed charge coverage ratio using GAAP financial measures is calculated as follows:

Cost of funds + net margin prior to cumulative effect of change in accounting principle
Fixed Charge Coverage Ratio =
Cost of funds

      Adjusted fixed charge coverage ratio is calculated as follows:

Adjusted cost of funds + adjusted net margin
Adjusted fixed charge coverage ratio =
Adjusted cost of funds

      The following chart provides a reconciliation between cost of funds and net margin and these financial measures adjusted to exclude the impact of SFAS 133 and foreign currency adjustments for the nine months ended February 29, 2004 and February 28, 2003 and for the years ended May 31, 2003 and 2002. No adjustment for SFAS 133 and foreign currency adjustments is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.

	Nine Months Ended		Year Ended

	February 29,	February 28,	May 31,
	2004	2003	2003	2002
(Dollar amounts in thousands)
Cost of funds	$(685,105)	$(702,461)	$(930,847)	$(885,838)
Plus: Derivative cash settlements	83,728	93,807	122,825	34,191

Adjusted cost of funds	$(601,377)	$(608,654)	$(808,022)	$(851,647)

Net margin (loss) prior to cumulative effect of change in accounting principle	$(64,545)	$494,913	$651,970	$78,873
Less: Derivative forward value	243,854	(533,758)	(757,212)	(41,878)
Foreign currency adjustments	(66,435)	144,520	243,220	61,030

Adjusted net margin	$112,874	$105,675	$137,978	$98,025

      The following chart provides the fixed charge coverage ratio and adjusted fixed charge coverage ratio for the nine months ended February 29, 2004 and February 28, 2003 and for the years ended May 31, 2003 and 2002.

	Nine Months Ended		Year Ended

	February 29,	February 28,	May 31,
	2004	2003	2003	2002

Fixed charge coverage ratio	N/A	1.70	1.70	1.09

Adjusted fixed charge coverage ratio	1.19	1.17	1.17	1.12

      For the nine months ended February 29, 2004, earnings were insufficient to cover fixed charges by $65 million.

Adjustments to the Calculation of Leverage and Debt to Equity Ratios

      The leverage and debt to equity ratios using GAAP financial measures are calculated as follows:

Liabilities + guarantees outstanding
Leverage ratio =
Total equity

Liabilities
Debt to equity ratio =
Total equity

      The adjusted leverage and debt to equity ratios are calculated as follows:

Adjusted liabilities + guarantees outstanding
Adjusted leverage ratio =
Adjusted equity

Adjusted liabilities
Adjusted debt to equity ratio =
Adjusted equity

      The following chart provides a reconciliation between the liabilities and equity used to calculate the leverage and debt to equity ratios and these financial measures reflecting the adjustments noted above, as well as the ratio calculations for the nine months ended February 29, 2004 and February 28, 2003 and for the five years ended May 31, 2003. Certain reclassifications of prior year amounts have been made to conform to the fiscal year 2004 presentation as contained in CFC’s February 29, 2004 Form 10-Q.

	Nine Months Ended

	February 29,	February 28,
	2004	2003
(Dollar amounts in thousands)
Liabilities	$21,146,715	$20,394,499
Less:
Derivative liabilities (1) (2)	(240,982)	(351,642)
Foreign currency valuation account (3)	(284,820)	(192,565)
Debt used to fund loans guaranteed by RUS	(277,877)	(261,546)
Subordinated deferrable debt (4)	(550,000)	(725,000)
Subordinated certificates	(1,686,057)	(1,740,380)

Adjusted liabilities	$18,106,979	$17,123,366

Total equity	$768,087	$769,046
Less:
Prior year cumulative derivative forward value and foreign currency adjustments (2)(3)	(523,223)	(9,231)
Current period derivative forward value (2)	243,854	(533,758)
Current period foreign currency adjustments (3)	(66,435)	144,520
Accumulated other comprehensive loss (2)	25,651	51,874

Subtotal members’ equity	447,934	422,451
Plus:
Subordinated certificates	1,686,057	1,740,380
Subordinated deferrable debt	550,000	725,000
Minority interest	71,123	—

Adjusted equity	$2,755,114	$2,887,831

Guarantees	$1,350,734	$1,932,822

Leverage ratio	29.29	29.08

Adjusted leverage ratio	7.06	6.60

Debt to equity ratio	27.53	26.52

Adjusted debt to equity ratio	6.57	5.93

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended

	May 31,
	2003	2002	2001	2000	1999
(Dollar amounts in thousands)
Liabilities	$20,097,047	$20,042,604	$19,619,743	$16,757,223	$13,642,271
Less:
Derivative liabilities (1) (2)	(353,840)	(254,143)	—	—	—
Foreign currency valuation account (3)	(325,810)	2,355	—	—	—
Debt used to fund loans guaranteed by RUS	(266,857)	(242,574)	(182,134)	(89,153)	(130,940)
Subordinated deferrable debt (4)	(650,000)	(600,000)	(550,000)	(400,000)	(400,000)
Subordinated certificates	(1,708,297)	(1,691,970)	(1,581,860)	(1,340,417)	(1,239,816)

Adjusted liabilities	$16,792,243	$17,256,272	$17,305,749	$14,927,653	$11,871,515

Total equity	$930,836	$328,731	$393,899	$341,217	$296,481
Less:
Prior year cumulative derivative forward value and foreign currency adjustments (2)(3)	(9,231)	—	—	—	—
Current period derivative forward value (2)	(757,212)	(70,261)	—	—	—
Current period foreign currency adjustments (3)	243,220	61,030	—	—	—
Accumulated other comprehensive loss (2)	46,763	72,556	—	—	—

Subtotal members’ equity	454,376	392,056	393,899	341,217	296,481
Plus:
Subordinated certificates	1,708,297	1,691,970	1,581,860	1,340,417	1,239,816
Subordinated deferrable debt	650,000	600,000	550,000	400,000	400,000
Minority interest	—	—	—	—	—

Adjusted equity	$2,812,673	$2,684,026	$2,525,759	$2,081,634	$1,936,297

Guarantees	$1,903,556	$2,056,385	$2,217,559	$1,945,202	$1,893,197

Leverage ratio	23.64	67.23	55.44	54.81	52.40

Adjusted leverage ratio	6.65	7.20	7.73	8.11	7.11

Debt to equity ratio	21.59	60.97	49.81	49.11	46.01

Adjusted debt to equity ratio	5.97	6.43	6.85	7.17	6.13

(1)	Includes the long-term debt valuation allowance of $(702), $(1,021), $(941) and $2,340 at February 29, 2004, February 28, 2003, May 31, 2003 and 2002, respectively.
(2)	No adjustment for SFAS 133 is necessary for periods prior to CFC’s implementation of SFAS 133 in fiscal year 2002.
(3)	No adjustment for foreign currency is required prior to CFC’s implementation of SFAS 133 in fiscal year 2002. Prior to that date, CFC was allowed under SFAS 52 to account for the foreign denominated debt and the related cross currency exchange agreement as one transaction in the cost of funds.
(4)	At February 28, 2003, includes $75,000 of subordinated deferrable debt classified as notes payable.

     CFC does not have outstanding any common stock and does not pay dividends. Annually, CFC allocates its net margin to its members in the form of patronage capital certificates. Under current policies, CFC retires patronage capital 70% during the next fiscal year and holds the remaining 30% for 15 years. All retirements of patronage capital are subject to approval by the Board of Directors, if permitted by CFC’s contractual obligations and to the extent that the Board of Directors in its discretion may determine from time to time that the financial condition of CFC will not be impaired as a result.

CAPITALIZATION

      The following table shows the capitalization of CFC as of February 29, 2004.

(Dollars amounts in thousands)
Senior debt:
Short-term debt(A)	$1,401,960
Long-term debt(A)	16,896,665

Total senior debt(B)	18,298,625

Subordinated debt and total equity:
Subordinated deferrable debt(C)	550,000
Members’ subordinated certificates(D)	1,686,057
Minority interest-RTFC and NCSC members’ equity	71,123
Total equity	768,087

Total capitalization	$21,373,892

(A)	At February 29, 2004, CFC short-term indebtedness was used to fund CFC’s short-, intermediate- and long-term variable rate loans, as well as its long-term fixed rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, CFC had at February 29, 2004, bank revolving credit agreements providing for borrowings aggregating up to $3,951 million. The revolving credit agreements require CFC to achieve an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025 and prohibit the retirement of patronage capital unless CFC has achieved a fixed charge coverage ratio of an least 1.05 for the preceding fiscal year. For the purpose of the revolving credit agreements, non-cash adjustments related to SFAS 133 and SFAS 52 are excluded from the covenant calculations. The fixed charge coverage ratio is calculated by adding the cost of funds adjusted to include the derivative cash settlements to net margin adjusted to exclude the derivative forward value, foreign currency adjustments and the cumulative effect of change in accounting principle and dividing that total by the cost of funds adjusted to include the derivative cash settlements. This is the same calculation as CFC’s adjusted fixed charge coverage ratio. The revolving credit agreements prohibit CFC from incurring senior debt in an amount in excess of ten times the sum of members’ equity, members’ subordinated certificates and subordinated deferrable debt. Senior debt includes guarantees; however, it excludes: guarantees for members where the long-term unsecured debt of the member is rated at least BBB+ by Standard & Poor’s Corporation or Baa1 by Moody’s Investors Service, indebtedness incurred to fund RUS guaranteed loans; the payment of principal and interest by the member on the guaranteed indebtedness if covered by insurance or reinsurance provided by an insurer having an insurance financial strength rating of AAA by Standard & Poor’s Corporation or a financial strength rating of Aaa by Moody’s Investors Service and adjustments related to SFAS 52. On March 30, 2004, the three revolving credit agreements in place at February 29, 2004 were replaced with three new agreements totaling $4,400 million. Both 364-day agreements have a revolving credit period that terminates on March 29, 2005 during which CFC can borrow, and such borrowings outstanding at that date may be converted to a one-year term loan at the end of the revolving credit period. Under the new credit agreements, the fixed charge coverage ratio represents the cost of funds adjusted to include the derivative cash settlements, plus minority interest net margin, plus net margin adjusted to exclude the derivative forward value, foreign currency adjustments and the cumulative effect of change in accounting principle and dividing that total by the cost of funds adjusted to include the derivative cash settlements. Commercial paper in the amount of $4,400 million is shown as long-term debt based on CFC’s ability to borrow under the bank line facilities. Long-term debt also includes CFC’s outstanding collateral trust bonds and medium-term notes due in more than one year.

(B)	Guarantees are not included in the total of senior debt. At February 29, 2004 CFC had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $788 million. Guaranteed tax-exempt securities include $731 million of long-term adjustable or floating/ fixed rate pollution control bonds which are required to be remarketed at the option of the holders. CFC has agreed to purchase any such bonds that cannot be remarketed. At November 30, 2003, CFC had guaranteed its members’ obligations in connection with certain lease transactions and other debt in the amount of $563 million.

(C)	Subordinated deferrable debt is subordinate and junior in right of payment to senior debt. CFC has the right at any time and from time to time during the term of the subordinated deferrable debt to defer the payment of interest for up to 20 consecutive quarters.

(D)	Subordinated certificates are subordinated obligations purchased by members as a condition of membership and in connection with CFC’s extension of long-term credit to them. Those certificates issued as a condition of membership, $649 million at February 29, 2004, generally mature 100 years from issuance and bear interest at 5% per annum. The loan and guarantee subordinated certificates mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.

DESCRIPTION OF DEBT SECURITIES

      The following description summarizes the general terms and provisions that may apply to the debt securities. Each prospectus supplement will state the particular terms of the debt securities and the extent, if any, to which the general provisions may apply to the debt securities included in the supplement.

General

      The debt securities will be issued under an indenture between CFC and U.S. Bank Trust National Association, as successor trustee, or other trustee to be named, dated as of October 15, 1996. The statements in this prospectus concerning the indenture, one or more supplemental indentures, board resolutions or officer’s certificates establishing the debt securities and the debt securities are merely an outline and do not purport to be complete. The forms of the debt securities are filed, or will be filed, as exhibits to the registration statement of which this prospectus forms a part, or as an exhibit to a current report on Form 8-K to be incorporated by reference in this prospectus. This description makes use of the terms defined in the indenture and is qualified in its entirety by reference to the indenture. The debt securities will be unsecured and subordinated obligations of CFC.

      Reference is made to the prospectus supplement and pricing supplement relating to any particular issue of offered debt securities for the following terms:

•	the title and the limit on aggregate principal amount of such securities;

•	the date or dates on which the debt securities will mature;

•	the annual rate or rates, which may be fixed or variable, or the method of determining any rate or rates at which the debt securities will bear interest;

•	the date or dates from which the interest shall accrue and the date or dates at which interest will be payable;

•	the place where payments may be made on the debt securities;

•	any redemption or sinking fund terms;

•	the denominations in which the debt securities will be issuable, if other than $1,000 and any integral multiple thereof;

•	if the amount payable in respect of principal of or any premium or interest on any of such debt securities may be determined with reference to an index or other fact or event ascertainable outside the indenture, the manner in which the amounts will be determined;

•	if other than the currency of the United States, the currency or currencies, including composite currencies in which the principal of and premium and interest on any debt securities will be payable;

•	if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity;

•	if the principal of or premium or interest on the debt securities are to be payable in securities or other property, the type and amount of securities or other property, or the method of determining the amount, and the terms and conditions of the election;

•	the terms, if any, on which debt securities may be converted into or exchanged for securities of CFC or any other person;

•	the obligations or instruments, if any, considered eligible obligations in respect of debt securities denominated in a currency other than dollars or in a composite currency, and any additional or alternative provisions for the reinstatement of CFC’s indebtedness in respect of the debt securities after their satisfaction and discharge;

•	whether the debt securities will be issued as registered securities, in a form registered as to principal only with or without coupons, or as bearer securities including temporary and definitive global form, or any combination thereof and applicable exchange provisions;

•	any limitations on the rights of the holders of debt securities to transfer or exchange or to obtain the registration of transfer of debt securities, and the amount or terms of a service charge if any for the registration of transfer or exchange of debt securities;

•	any changes to the events of default or covenants described in this prospectus; and

•	any other terms of the debt securities, not inconsistent with the provisions of the indenture. (Section 301)

      Debt securities may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any debt securities denominated in a currency or currency unit other than dollars may be described in the applicable prospectus supplement.

      Except as otherwise described in the applicable prospectus supplement, the covenants contained in the indenture would not afford holders of debt securities protection in the event of a highly-leveraged transaction involving CFC.

Subordination

      The debt securities will be subordinate and junior in right of payment to all senior indebtedness of CFC.

      No payment of principal of, including redemption and sinking fund payments, or premium or interest on, the debt securities may be made if any senior indebtedness is not paid when due, or a default has occurred with respect to the senior indebtedness permitting the holders to accelerate its maturity and the default has not been cured or waived and has not ceased to exist. Upon any acceleration of the principal amount due on the debt securities or any distribution of assets of CFC to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all senior indebtedness must be paid in full before the holders of the debt securities are entitled to receive or retain any payment. The holders of the debt securities will be subrogated to the rights of the holders of senior indebtedness to receive payments or distributions until all amounts owing on the debt securities are paid in full. (Article 15)

      The term “senior indebtedness” is defined in the indenture to mean:

•	all indebtedness heretofore or hereafter incurred by CFC for money borrowed unless by its terms it is provided that such indebtedness is not senior indebtedness;

•	all other indebtedness hereafter incurred by the CFC which by its terms provides that such indebtedness is senior indebtedness;

•	all guarantees, endorsements and other contingent obligations in respect of, or obligations to purchase or otherwise acquire or service, indebtedness or obligations of others; and

•	any amendments, modifications, deferrals, renewals or extensions of any such senior indebtedness heretofore or hereafter issued in evidence of or exchange of such senior indebtedness.

      The indenture does not limit the aggregate amount of senior indebtedness that CFC may issue. As of February 29, 2004, outstanding senior indebtedness of CFC aggregated approximately $20.0 billion, including contingent guarantees of $1.4 billion.

Form, Exchange and Transfer

      Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issuable only in fully registered form without coupons and in denominations of $1,000 and any integral multiple of $1,000. (Sections 201 and 302)

      At the option of the holder, subject to the terms of the indenture and the limitations applicable to global securities, debt securities of any series will be exchangeable for other debt securities of the same series, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305)

      Subject to the terms of the indenture and the limitations applicable to global securities, debt securities may be presented for exchange as provided above or for registration of transfer, duly endorsed or accompanied by a duly executed instrument of transfer, at the office of the security registrar or at the office of any transfer agent designated by CFC for such purpose. CFC may designate itself the security registrar. No service charge will be made for any registration of transfer or exchange of debt securities, but CFC may require payment of a sum sufficient to cover any applicable tax or other governmental charge. The transfer or exchange will be effected upon the security registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity or the person making the request. (Section 305) Any transfer agent in addition to the security registrar initially designated by CFC for any debt securities will be named in the applicable prospectus supplement. CFC may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but CFC will be required to maintain a transfer agent in each place of payment for the debt securities of each series. (Section 602)

      CFC will not be required to issue, register the transfer of, or exchange any debt security or any tranche thereof during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt security called for redemption and ending at the close of business on the day of such mailing. CFC will not be required to register the transfer of or exchange any debt security so selected for redemption, in whole or in part, except the unredeemed portion of any such debt security being redeemed in part. (Section 305)

Payment and Paying Agents

      Unless otherwise specified in an applicable prospectus supplement or pricing supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name such debt security or one or more predecessor securities is registered at the close of business on the regular record date for the payment. (Section 307)

      Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, principal of and any premium and interest on the debt securities of a particular series will be payable at the office of paying agents CFC may designate from time to time. Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, U.S. Bank Trust National Association will be designated as CFC’s paying agents for payments with respect to debt securities. Any other paying agents initially designated by CFC for the debt securities of a particular series will be named in the applicable prospectus supplement or pricing supplement. CFC may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but CFC will be required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Section 602)

      All moneys paid by CFC to a paying agent for the payment of the principal, premium or interest on any debt security that remains unclaimed at the end of two years after becoming due and payable will be repaid to CFC. After that time, the holder of the debt security will, as an unsecured general creditor, look only to CFC for payment out of those repaid amounts. (Section 603)

Redemption

      Any terms for the optional or mandatory redemption of debt securities will be set forth in the applicable prospectus supplement or pricing supplement. Unless otherwise provided in the applicable prospectus supplement with respect to debt securities that are redeemable at the option of the holder, debt securities will be redeemable only upon notice by mail not less than 30 nor more than 60 days prior to the date fixed for redemption. If less than all the debt securities of a series or tranche are to be redeemed, the particular debt securities to be redeemed will be selected by a method of random selection that the security registrar deems fair and appropriate. (Section 403 and 404)

      Any notice of redemption at the option of CFC may state that the redemption will be conditional upon receipt by the paying agent or agents, on or prior to the dated fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest, if any, on such debt securities. The notice may also state that if the money has not been received, the notice will be of no force and effect and CFC will not be required to redeem such debt securities. (Section 404)

Consolidation, Merger, and Sale of Assets

      CFC may not consolidate with or merge into any other corporation or transfer its assets substantially as an entirety to any person unless:

•	the successor is a corporation organized under the laws of any domestic jurisdiction;

•	the successor corporation assumes CFC’s obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time, or both, would become an event of default, has occurred and is continuing; and

•	CFC delivers to the trustee an officer’s certificate and an opinion of counsel as provided in the indenture. (Section 1101)

Events of Default

      Each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

•	failure to pay interest on any debt securities for 60 days after the security becomes due and payable;

•	failure to pay principal or premium, if any, on any debt security within three business days after the security becomes due and payable;

•	failure to perform or breach of any other covenant or warranty in the indenture that continues for 60 days after written notice to CFC from the trustee, or holders of at least 33% in principal amount of the outstanding debt securities of the series;

•	certain events of bankruptcy, insolvency or reorganization; and

•	such other events as may be specified for each series.

      No event of default with respect to one series of debt securities necessarily constitutes an event of default with respect to another series debt securities.

      If an event of default with respect to any series of debt securities occurs and is continuing, either the trustee or the holders of not less than 33% in principal amount of the outstanding debt securities of the series may declare the principal amount, or if the debt securities are discount notes or similar debt securities, the portion of the principal amount specified by the terms of the debt securities, of all of the debt securities of that series to be due and payable immediately. However, if an event of default occurs and is continuing with respect to more than one series of debt securities, the trustee or the holders of not less than 33% in aggregate principal amount of the outstanding debt securities of series, considered as one class, may make the declaration of acceleration and not the holders of the debt securities of any one series.

      At any time after a declaration of acceleration with respect to the debt securities of any series and before a judgment or decree for payment of the money due has been obtained, the events of default giving rise to the declaration of acceleration will be deemed waived, and the declaration and its consequences will be deemed rescinded and annulled, if:

•	CFC has paid or deposited with the trustee a sum sufficient to pay:

•	all overdue interest on all debt securities of such series;

•	the principal of and premium, if any, on any debt securities of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such debt securities;

•	interest upon overdue interest at the rate or rates prescribed therefor in such debt securities, to the extent that payment of such interest is lawful; and

•	all amounts due to the trustee under the indenture; and

•	any other events of default with respect to the debt securities of such series, other than the nonpayment of the principal of the debt securities of such series which has become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. (Section 802)

      Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 903) Subject to the provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 812)

      No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the series;

•	the holders of not less than 33 1/3% in aggregate principal amount of the outstanding debt securities of the series have made written request to the trustee, and the holder or holders have offered reasonable indemnity to the trustee to institute the proceeding as trustee; and

•	the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with the request, within 60 days after the notice, request and offer. (Section 807)

However, these limitations do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of or any premium or interest on the debt security on or after the applicable due date specified in the debt security. (Section 808)

      CFC will be required to furnish to the trustee annually a statement by an appropriate officer as to the officer’s knowledge of CFC’s compliance with all conditions and covenants under the indenture, determined without regard to any period of grace or requirement of notice under the indenture. (Section 605)

Modification and Waiver

      Without the consent of any holder of debt securities, CFC and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor to CFC of the covenants of CFC in the indenture and the debt securities;

•	to add one or more covenants of CFC or other provisions for the benefit of the holders of all or any series of outstanding debt securities or to surrender any right or power conferred upon CFC by the indenture;

•	to add any additional events of default with respect to all or any series of outstanding debt securities;

•	to change or eliminate any provision of the indenture or to add any new provision to the indenture, but if the change, elimination or addition will adversely affect the interests of the holders of debt securities of any series in any material respect, the change, elimination or addition will not become effective with respect to the series;

•	to provide collateral security for the debt securities;

•	to establish the form or terms of debt securities of any series as permitted by the indenture;

•	to provide for the acceptance of appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as necessary or to facilitate the administration of the trusts under the indenture by more than one trustee;

•	to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series of debt securities;

•	to change any place where:

•	the principal of and premium, if any, and interest, if any, on any debt securities is payable;

•	any debt securities may be surrendered for registration of transfer or exchange; and

•	notices and demands to or upon CFC in respect of debt securities and the indenture may be served; or

•	to cure any ambiguity or inconsistency or to make or change any other provisions with respect to matters and questions arising under the indenture, so long as the changes or additions will not adversely affect the interests of the holders of debt securities of any series in any material respect. (Section 1201)

      The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by CFC with certain restrictive provisions of the indenture. (Section 606) The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture, except a default in the payment of principal, premium or interest and other covenants and provisions of the indenture that can be modified or be amended only with the consent of the holder of each outstanding debt security of the series affected. (Section 813)

      If the Trust Indenture Act of 1939, as amended, is amended after the date of the indenture to require changes to the indenture or the incorporation of additional provisions or to permit changes to, or the elimination of, provisions which, at the date of the indenture, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed amended so as to conform to the amendment or to effect the changes or elimination. CFC and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence or effect the amendment. (Section 1201)

      Except as provided above, the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of all series then outstanding, considered as one class, is required to add any provisions to, or change in any manner, or eliminate any of the provisions of, the indenture. However, if less than all of the series of debt securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of outstanding debt securities of all series so directly affected, considered as one class, will be required. If the debt securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the holders of one or more, but less than all, tranches, the consent only of the holders of a majority in aggregate principal amount of the outstanding debt securities of all tranches directly affected, considered as one class, will be required. However, no amendment or modification may:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount or the rate of interest or the amount of any installment of interest or change the method of calculating such rate or reduce any premium payable upon the redemption thereof, or reduce the amount of the principal of any discount security that would be due and payable upon a declaration of acceleration of maturity or change the coin or currency or other property in which any debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any debt security or, in the case of redemption, on or after the redemption date without, in any such case, the consent of the holder of the debt security;

•	reduce the percentage in principal amount of the outstanding debt securities of any series, or any tranche, the consent of the holders of which is required for any supplemental indenture, or the consent of the holders of which is required for any waiver of compliance with any provision of the indenture or any default and its consequences, or reduce the requirements for quorum or voting, without, in any such case, the consent of the holder of each outstanding debt security of the series or tranche; or

•	modify certain of the provisions of the indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the debt securities of any series, or any tranche, without the consent of the holder of each outstanding debt security affected.

A supplemental indenture that changes or eliminates any provision of the indenture expressly included solely for the benefit of a particular series of debt securities or tranches, or modifies the rights of the holders of debt securities of the series or tranches with respect to the provision, will be deemed not to affect the rights under the indenture of the holders of the debt securities of any other series or tranche. (Section 1202)

      The indenture provides that in determining whether the holders of the requisite principal amount of the outstanding debt securities have given or taken any direction, notice, consent, waiver or other action under the indenture as of any date:

•	debt securities owned by CFC or any other obligor upon the securities or any affiliate of CFC or of the other obligor unless CFC, the affiliate or obligor owns all securities outstanding under the indenture, or all outstanding securities of each the series and the tranche, as the case may be, determined without regard to this bullet point shall be disregarded and deemed not outstanding;

•	the principal amount of a discount security deemed outstanding shall be the amount of the principal that would be due and payable as of the date of determination upon a declaration of acceleration of the maturity as provided in the indenture; and

•	the principal amount of a debt security denominated in foreign currencies or a composite currency deemed outstanding will be the dollar equivalent, determined as of that date in the manner prescribed for that debt security, of the principal amount of that debt security, or, in the case of a debt security described in the second bullet point above, of the amount described in that bullet point. (Section 101)

      If CFC solicits from holders any request, demand, authorization, direction, notice, consent, election, waiver or other act, CFC may, at its option, by board resolution, fix in advance a record date for the determination of holders entitled to give such request, demand, authorization, direction, notice, consent, election, waiver or other act, but CFC shall have no obligation to do so. If a record date is fixed, the request, demand, authorization, direction, notice, consent, election, waiver or other act may be given before or after the record date, but only the holders of record at the close of business on the record date shall be deemed holders for the purposes of determining whether holders of the requisite proportion of the outstanding securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act, and for that purpose the outstanding securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder shall bind every future holder of the same security and the holder of every security issued upon the registration of transfer or in exchange or in lieu of the security in respect of anything done, omitted or suffered to be done by the trustee or CFC in reliance thereon, whether or not notation is made upon security. (Section 104)

Defeasance

      Unless otherwise indicated in the applicable prospectus supplement or pricing supplement, any debt security, or any portion of the principal amount, will be deemed paid for purposes of the indenture, and, at CFC’s election, the entire indebtedness of CFC in respect thereof will be deemed satisfied and discharged, if there has been irrevocably deposited with the trustee or any paying agent other than CFC in trust any of the following in an amount sufficient to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the debt securities or portions thereof:

•	money;

•	eligible obligations; or

•	a combination of the above bullet points. (Section 701)

For this purpose, unless otherwise indicated in the applicable prospectus supplement or pricing supplement, eligible obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States, entitled to the benefit of its full faith and credit, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in those obligations or in any specific interest or principal payments due on them, in each case which do not contain provisions permitting the redemption or other prepayment at the option of the issuer. Among the conditions to CFC’s making the election to have its entire indebtedness deemed satisfied and discharged, CFC is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred.

Title

      CFC, the trustee and any agent of CFC or the trustee may treat the person in whose name a debt security is registered as the absolute owner, whether or not the debt security may be overdue, for the purpose of making payment and for all other purposes. (Section 308)

Governing Law

      The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

The Trustee

      U.S. Bank Trust National Association is the trustee with respect to all securities to be issued under the indenture.

Global Securities

      The Depository Trust Company (“DTC”) may act as securities depository for some or all of the debt securities of any series. These debt securities will be issued in fully-registered form in the name of Cede & Co. (DTC’s partnership nominee). One or more fully-registered certificates will be issued as global securities for the debt securities in the aggregate principal amount of the debt securities, and will be deposited with, or held for the benefit of, DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

      Purchases of the debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of the debt securities (“beneficial owner”) is in turn to be recorded on the participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

      To facilitate subsequent transfers, all the debt securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the debt securities. Under its usual procedures, DTC would mail an omnibus proxy to CFC as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

      Principal and interest payments on the debt securities will be made to DTC. DTC’s practice is to credit direct participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participant and not of DTC, CFC or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of CFC or the trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursements of such payments to the beneficial owners shall be the responsibility of participants.

      DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to CFC or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, the debt securities certificates are required to be printed and delivered.

      CFC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, the debt securities certificates will be printed and delivered.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that CFC believes to be reliable (including DTC), but CFC takes no responsibility for the accuracy thereof. According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

      Neither CFC, the trustee nor any underwriter will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the debt securities, or payments to, or the providing of notice for, participants or beneficial owners.

PLAN OF DISTRIBUTION

      Debt securities of any series may be purchased to be reoffered to the public through underwriting syndicates. The underwriters with respect to an underwritten offering of debt securities will be named in the prospectus supplement relating to the offering. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase debt securities will be subject to conditions precedent and each of the underwriters with respect to a sale of debt securities will be obligated to purchase all of its debt securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers set forth in the prospectus supplement may be changed from time to time.

      The place and time of delivery for the offered debt securities in respect of which this prospectus is delivered will be set forth in the prospectus supplement.

      Certain of the underwriters or agents and their associates may engage in transactions with and perform services for CFC in the ordinary course of business.

      In connection with offerings made hereby, the underwriters or agents may purchase and sell debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of debt securities, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of debt securities than they are required to purchase from CFC. The underwriters or agents also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the debt securities sold in the offering may be reclaimed by the underwriters or the agents if those debt securities are repurchased in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

LEGAL OPINIONS

      The validity of the debt securities offered hereby will be passed upon for CFC by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York. The agents or underwriters, if any, will be represented by Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

EXPERTS

      The combined financial statements of CFC and RTFC appearing in CFC’s 2003 Annual Report on Form 10-K at May 31, 2003 and 2002, and for the years then ended, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements for the year ended May 31, 2001 incorporated by reference in this prospectus and registration statement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

      On April 16, 2002, CFC engaged Ernst & Young LLP to perform the May 31, 2002 year end audit, replacing former auditor Arthur Andersen LLP.

      On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice arising from the government’s investigation of its role as auditors for Enron Corporation. Arthur Andersen LLP personnel who were involved with the Enron Corporation account had no involvement with the audit of CFC’s financial statements for the year ended May 31, 2001. The audit partner and manager primarily responsible for CFC’s audited financial statements for the fiscal years ended May 31, 2001, as well as other personnel of Arthur Andersen LLP’s Vienna, Virginia office, have left Arthur Andersen LLP. As a result, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of its report on such financial statements, and CFC has dispensed with the requirement to file the consent in reliance upon Rule 437a under the Securities Act of 1933.

      Due to the lack of Arthur Andersen LLP’s written consent to the incorporation by reference of its reports in this prospectus, Arthur Andersen LLP may not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements or omissions contained in this prospectus, including the financial statements. Any other claims against Arthur Andersen LLP related to any such false and misleading statements or omissions will be limited.

National Rural Utilities

Cooperative Finance Corporation

$135,000,000

5.95% Subordinated Notes Due 2045

(Subordinated Deferrable Interest Notes)

Prospectus Supplement

UBS Investment Bank

Lehman Brothers

Merrill Lynch & Co.

ABN AMRO Incorporated

Banc of America Securities LLC
JPMorgan